UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on production in 2021 and 2022 target

—

Rio de Janeiro, January 14, 2022 - Petróleo Brasileiro S.A. – Petrobras confirms the achievement of its production targets for the year 2021, with the following results:

Production	Performed	Goal
Oil and NGL (MMbpd)[1]	2.22	2.21 + 4%
Oil, NGL and commercial gas (MMboed)[2]	2.46	2.43 + 4%
Oil and total gas (MMboed)	2.77	2.72 + 4%
[1] million barrels per day
[2] million barrels of oil equivalent per day

The highlights of 2021 were:

•	the start of production from FPSO Carioca, the first platform in the Sépia field, in the Santos Basin pre-salt;
•	own production in the pre-salt, which totaled 1.95 MMboed in 2021, representing 70% of Petrobras' total production;
•	the signing and start of the co-participation agreement for the Búzios field, which regulates the coexistence of the Transfer of Rights Agreement and the Production Sharing Agreement of the Transfer of Rights Surplus for the field;
•	the conclusion of the sale of the totality of its stake in the offshore fields of Frade, in Campos Basin, and Lapa, in the Santos Basin pre-salt, the onshore clusters of Rio Ventura, Miranga and Remanso, in Bahia, and Cricaré, in Espírito Santo, and the onshore fields of Dó-Ré-Mi and Rabo Branco, in Sergipe;

The achievement of this result shows Petrobras' commitment to meeting its goals, which have been reached by maintaining the focus of its activities on deep and ultradeep water assets, where it has shown a great competitive differential over the years, producing better quality oil and with lower greenhouse gas emissions.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Revision of the 2022 production target

Following up on the release disclosed on December 17, 2021, Petrobras informs the revision of the oil and gas production target for 2022 to reflect the effect of the result of the 2nd Round of Bids for the Transfer of Rights Surplus under the Production Sharing Regime.

With the start of the effectiveness of the Production Sharing Regime in Atapu and Sepia, scheduled for early May 2022, the shares of each party in the shared fields, including the portions of the Transfer of Rights Agreement and the Concession Agreements, will become:

Atapu
Partners	Stake in the shared deposit
Petrobras (operator)	65.69%
Shell Brasil	16,66%
TotalEnergies EP	15.00%
Petrogal Brasil	1.70%
Pré-sal Petróleo – PPSA	0.95%

Sépia
Partners	Stake in the shared deposit
Petrobras (operator)	55.30%
TotalEnergies EP	16.91%
Petronas	12.69%
QP Brasil	12.69%
Petrogal Brasil	2.41%

The start of production sharing for FPSOs P-70 and Carioca, operating in the Atapu and Sépia fields, respectively, will impact Petrobras' production target disclosed in the 2022-26 Strategic Plan. In the year 2022, we will have a reduction in the amount of 70 Mboed for the total production of oil and gas, and the change of the range from 2.7 MMboed to 2.6 MMboed with a variation of 4% up or down. Oil production and commercial production had an impact of about 60 Mboed, but remained with the same ranges, respectively, 2.1 MMbpd and 2.3 MMboed, with a variation of 4% up or down. For the period between 2023 and 2026, the average estimated impact for production is a reduction of 0.1 MMboed.

For Atapu, Petrobras will receive compensation before the gross up, in the amount of US$ 1.5 billion, by April 15, 2022. In the case of Sépia, the amount is US$ 2.2 billion, and the date of receipt is still under negotiation with the sharing consortium. The portion of the bonus due by Petrobras for the two fields, in the amount of R$ 4.2 billion, should be paid in 1Q22.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Regarding the investments for 2022, the announced forecast of US$ 11 billion is maintained. Throughout this year, the Development Plans for the production of the surplus volumes in Atapu and Sépia will be discussed with partners and PPSA, which should include the implementation of a new production system in each field. These adjustments will be reflected and disclosed in the Strategic Plan 2023-27.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer